Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

FAZE CLAN WELCOMES TRAILBLAZING CONTENT CREATOR

FAZE DEESTROYING AS NEWEST OFFICIAL MEMBER

MEET THE DYNAMIC ATHLETE AND CONTENT CREATOR DONALD DE LA HAYE

WHO QUIT COLLEGE FOOTBALL TO PURSUE YOUTUBE

AND NOW HAS A DIEHARD COMMUNITY OF OVER 10 MILLION FANS

Download images HERE.

LOS ANGELES, CA (April 12, 2022) - FaZe Clan, Inc. (FaZe Clan) the digitally native lifestyle and media platform rooted in gaming and youth culture, is proud to announce Donald De La Haye aka “FaZe Deestroying” as the organization’s newest official member. Deestroying will join FaZe Clan’s robust talent collective of gamers, creators, entertainers and esports professionals. Deestroying was announced today via FaZe Clan’s social channels with an incredibly inspiring mini-documentary that tells his compelling journey as a former college athlete to a celebrity content creator with a combined social reach of over 10 million across platforms. Watch the announcement video HERE.

Deestroying caught the attention of FaZe Clan with his magnetic personality and electrifying, sports centered content that has amassed a passionate community of millions of diehard fans. His content showcases his insane athletic skills, personal lifestyle vlogs, and 1v1’s with some of the biggest names in the sports world. Born in Costa Rica, Deestroying’s path to stardom is uniquely his own. After moving to the U.S. with his family when he was seven years old, the young and bilingual De La Haye excelled in both athletics and academia. His talent and passion for football led to a full-ride scholarship as starting kicker for the University of Central Florida – where he first began creating his signature videos. His fast-paced rise into the spotlight has paved the way for other young athletes to seek alternative channels of success and financial opportunity beyond the conventional routes.

FaZe Deestroying is an advocate for young athletes to benefit from their name, image, and likeness (NIL) and is considered a pivotal figure in the winning battle that overturned an NCAA rule prohibiting players from financially benefiting from their NIL. His experience has opened the door for many highschool and college athletes to be compensated for their hard work and dedication to their craft.

“I remember watching FaZe Clan when I was 12 years old and now fast forward many years later, I am joining,” said FaZe Deestroying. “It feels like a dream come true and it’s an honor to become a part of the FaZe family. I know the future is very bright, and I hope everyone is ready for all the exciting and groundbreaking projects we have in store! FaZe Up!”

“We are beyond excited to broaden our footprint to a wider array of content with the addition of Deestroying,” said Nikhil Jayaram, Senior Talent Manager at FaZe Clan who also manages FaZe Clan’s biggest talent including FaZe Rug among others. “His natural starpower, work ethic and love for content creation fits perfectly into the FaZe family. We are constantly in innovation-mode at FaZe and looking for ways to embrace new types of talent. Dee joining FaZe signifies the expansion of the sports and athlete side of not only our talent roster, but our company and we can’t wait to keep building with him.”

FOLLOW FAZE DEESTROYING: INSTAGRAM, YOUTUBE, TWITTER

ABOUT FAZE CLAN

FaZe Clan is a digital-native lifestyle and media platform rooted in gaming and youth culture, reimagining traditional entertainment for the next generation. Founded in 2010 by a group of kids on the internet, FaZe Clan was created for and by Gen Z and Millennials, and today operates across multiple verticals with transformative content, tier-one brand partnerships, a collective of notable talent, and fashion and consumer products. Reaching over 500 million followers across social platforms globally, FaZe Clan delivers a wide variety of entertainment spanning video blogs, lifestyle and branded content, gaming highlights and live streams of highly competitive gaming tournaments. FaZe Clan’s roster of more than 85 influential personalities consists of engaging content creators, esports professionals, world-class gamers and a mix of talent who go beyond the world of gaming, including NFL star Kyler “FaZe K1’’ Murray, Lebron “FaZe Bronny’’ James Jr., Lil Yachty aka “FaZe Boat’’ and Snoop Dogg aka “FaZe Snoop.” Its gaming division includes ten competitive esports teams who have won over 32 world championships. FaZe Clan recently announced plans to go public through a merger with B. Riley Principal 150 Merger Corp. (NASDAQ: BRPM), a special purpose acquisition company. For more information, visit www.fazeclan.com, investor.fazeclan.com and follow FaZe Clan on Twitter, https://www.instagram.com/fazeclan/?hl=en, YouTube, TikTok, and Twitch.

ABOUT BRPM

BRPM is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. BRPM began trading on the NASDAQ on February 19, 2021 following its initial public offering. Its shares of Class A common stock, units and warrants trade under the ticker symbols BRPM, BRPMU and BRPMW, respectively. BRPM is sponsored by an affiliate of B. Riley Financial, Inc. (Nasdaq: RILY).

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, BRPM has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, BRPM will mail the definitive Proxy Statement/Prospectus to holders of BRPM’s shares of common stock as of a record date to be established in connection with BRPM’s solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read the preliminary Proxy Statement/Prospectus and, when available, the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders are able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM’s stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM’s and FaZe Clan’s directors and executive officers in BRPM’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus. Information concerning the interests of BRPM’s participants in the solicitation, which may, in some cases, be different than those of BRPM’s stockholders generally, are set forth in the Proxy Statement/Prospectus.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this press release, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern BRPM’s or FaZe Clan’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of BRPM’s and FaZe Clan’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM’s and FaZe Clan’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this press release, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to satisfy the minimum cash condition following redemptions by BRPM’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM’s or FaZe Clan’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in BRPM’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan’s and BRPM’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For FaZe Clan

Investors: Ellipsis, ir@fazeclan.com

Media: Chelsey Northern, chelsey.northern@fazeclan.com | Chloe Snyder, chloe.snyder@fazeclan.com | Alana Battaglia, alana.battaglia@fazeclan.com

For BRPM

Investors: Dan Shribman, dshribman@brileyfin.com

Media: Scott Cianciulli, press@brileyfin.com

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